Exhibit 99.1

Kenon Holdings Appoints Duncan J. Bullock to its Board of Directors

Singapore, September 29, 2026. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) announces that Mr. Duncan J. Bullock has been appointed to its Board of Directors as a non-executive director, effective September 29, 2026. Mr. Bullock brings with him over 17 years of experience as an investment and finance professional working in the energy sector, across developed and emerging markets, and conventional and renewable energy infrastructure projects.